Exhibit 3.1

Amendment to By-laws
of
Whitehall Jewelers Holdings, Inc.

Section 3.2(a) is amended and replaced in its entirety by the following:

"Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the corporation shall be fixed from time to time by resolution of the Board, but such number shall not be fewer than two. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting."